The Kraft Heinz Company (KHC)

Vote Yes: Proposal 5: Stockholder Proposal – Water Risk

Annual Meeting: May 5, 2022

CONTACT: Christopher Richardson, Shareholder Advocacy Associate, Mercy Investment Services
crichardson@Mercyinvestments.org

SUMMARY

●	Water quality and quantity is vital to the operations of the Kraft Heinz Company (“Kraft Heinz” or “the company”) and to its success as a premier food and beverage manufacturer. While our company has committed and reduced its water-related risks in direct operations, it has failed to show that it is managing water-related supply chain impacts and disruptions that could lead to increased input prices and reduced revenue.
●	Kraft Heinz lags its competitors in assessing and disclosing on supply chain water-related risks. Many of the company’s primary competitors have taken the steps to identify and report supply chain water-related risks, set time-bound reduction targets, and integrate those risks and goals into governance and oversight strategies.
●	The company’s existing disclosures are inadequate to assure investors that it is proactively managing risk associated with water in its supply chain. Without having adequately assessed its supply chain water risk, investors cannot properly gauge whether Kraft Heinz is implementing the proper risk management practices to mitigate exposure to water-related risk.
●	Kraft Heinz may be at risk of losing market share value within its primary consumer base without appropriate supply chain water management. Many of its large chain retailers are setting water-related expectations and guidelines for their suppliers. Lagging competitors, the company may see a drop in market share.

Shareholders are urged to vote “FOR” proposal 5.

RESOLVED CLAUSE

Shareholders of Kraft Heinz request a report assessing the company’s total water risk exposure and how the company intends to manage short-, medium-, and long-term material financial risks associated with increasing global water stress in its supply chain. This report should omit proprietary information, be prepared at reasonable cost, and be made available to shareholders by December 2022.

Supporting statement

Although we defer to management for the precise contents, investors believe that meaningful disclosure within the report could include:

•	Results from a comprehensive water risk assessment in supply chain operations; disclosing which products and what percentage are sourced from regions with high water risk and high-risk water sheds
•	Development of time-bound water use reductions targets for regions and products
•	Disclosure of water-related engagements with value chain partners and development of supplier policy outlining expectations regarding water use and quality
•	Plans for water scarcity mitigation, including identifying facilities and supply chains in water scarce regions

RATIONALE DETAILS

Water quality and quantity is vital to the operations of Kraft Heinz and to its success as a premier food and beverage manufacturer.

Water, a quintessential and vital resource to the operations of our company, has seen strains in quality and supply due to climate effects. Fresh water for agricultural production has become more volatile, threatening the $6 trillion food and beverage sector, which is often the first to feel its impact.1

Companies who fail to manage supply chain water risks may see impacts on their performance such as increased input prices, supply disruptions, or reputation damage, which could lead to a loss in position as a competitive supplier, resulting in reduced revenue.

Kraft Heinz clearly recognizes the materiality of water to its business, noting in its 2020 Sustainability Report, “As a food and beverage company, having access to sufficient amounts of quality fresh water, both now and in the future, is critical to our business. Water is used in many areas of our value chain. It is a vital input for growing various agricultural ingredients we use in our products.”

While commitments and targets have been made in direct operations, overlooking supply chain risk still exposes Kraft Heinz to unforeseeable water occurrences such as scarcity, pollution, and catastrophic weather events. Some analysis shows that scarcity of water for irrigation or animal consumption could contribute to $415 billion in lost revenue for food companies, and changing precipitation patterns put another $248 billion at risk due to the impact on crop production.2

With more than 20,000 suppliers and 350 external manufacturers, failure to properly assess these risks may threaten the license for Kraft Heinz to operate.3

Kraft Heinz lags its competitors in assessing and disclosing on supply chain water-related risk.

Kraft Heinz is the third largest food and beverage company in North America and fifth largest in the world but has fallen behind its competitors in assessing supply chain water risk and dynamics. As more and more regions around the world are facing water risks including scarcity, pollution, and catastrophic weather events, many companies are recognizing the imperative to assess their water impacts.

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1 https://www.foodbusinessnews.net/articles/14810-water-is-a-key-risk-for-food-companies-study-finds

2 https://www.augury.com/blog/as-climate-change-threatens-the-global-water-supply-chain-heres-how-the-water-industry-can-respond/

3 https://www.cips.org/supply-management/news/2020/september/how-to-recover-from-a-procurement-scandal/

However, according to Ceres’s Feeding Ourselves Thirsty, unlike competitors, Kraft Heinz has failed to conduct a full water footprint in the supply chain, set time-bound reduction targets, and implement strategies for oversight and mitigation.4

Many of Kraft Heinz’s peer companies, including General Mills, Coca-Cola Company, Nestlé, and Campbell Soup Company, are reporting on supply chain water risk as well as how they work with agricultural suppliers to reduce water risk. For example, Campbell Soup Co., which relies on California for tomatoes and carrots, has engaged with tomato growers in its agriculture supply chain to help them conserve water.5

There has been a failure to account for the full water footprint of the agricultural supply chain and to disclose how the company works to mitigate supply chain water risk and water impacts. The Feeding Ourselves Thirsty report ranks Kraft Heinz 14th out of 17th in the industry with a score of 38 out of 100, mostly due to its lack of disclosure about supply chain water risk and management.6

The company’s existing disclosures are inadequate to mitigate against potential water-related loss of market share and exposure to financial risk

Without an adequate water risk assessment in Kraft Heinz’s supply chain, a realized material and financial risk could take place and pose severe problems for operations and investors.

As more and more large-chain consumers place high expectations on their supply chain to produce water quality and sustainable products, Kraft Heinz may be exposed to a severe market share reduction without proper disclosure. Walmart and Target have both made strides to hold their supply base accountable to reduce water scarcity and increase water quality.78 As competitors make significant strides in their water strategy, Kraft Heinz could be left behind and see a reduction of market share as consumers down the chain start to hold companies accountable.

In addition, without adequately assessing potential disruptions and rising prices, value could be harmed from regulatory sources as well. Following the extended drought conditions in the Colorado River basin, which includes parts of all the southwestern states and all of Arizona, the Federal Bureau of Reclamation requires all states in the basin to reduce water withdrawals. Agricultural water users account for 80 percent of that use, and this requirement has a direct impact on food companies that source meat, dairy, wheat, corn, berries, and fresh vegetables from the region, such as Kraft Heinz.9

Disclosure on these issues would give everybody involved the opportunity to assess the negative impacts of availability and quality. Without a full value chain water risk assessment and disclosure of quantitative performance metrics and best practice strategies for water management targeted to the areas of water stress, investors cannot gauge whether Kraft Heinz is adequately managing its water risk.

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4 https://feedingourselvesthirsty.ceres.org/company-scorecards/kraft-heinz-company

5 https://deeply.thenewhumanitarian.org/water/community/2017/10/12/these-food-and-beverage-companies-are-leading-on-conservation

6 https://feedingourselvesthirsty.ceres.org/company-scorecards/kraft-heinz-company

7 https://cdn.corporate.walmart.com/03/66/3045e4c3480d8c794241497d663d/grr-13-perserving-natural-capital.pdf

8 https://corporate.target.com/sustainability-esg/environment/water

9 https://www.greenbiz.com/article/water-scarcity-growing-risk-companies-and-investors

RESPONSE TO THE COMPANY’S STATEMENT OF OPPOSITION

The company’s statement of opposition denies conducting a full map and assessment of the agricultural supply chain, which would add value to stockholders. However, looking at the company’s primary competitors and the future of large retail consumer chains casts serious doubt on these claims. As stated earlier, many competitors have taken the steps to conduct this mapping because they feel it better equips investors to make decisions on how their company is progressing and deters any reputational risk the company may be exposed to as investors and consumers start to hold companies accountable for sustainability issues such as climate change and water risk.

The company further notes it is taking the proper steps for water management through direct operation reduction targets and strategies. However, considering the company’s vast supply chain and the reality that water management is best conducted locally, without having a full assessment of water within key commodities, proper steps cannot be fully taken in those regions to best preserve the quality of water and mitigate its scarcity. As such, shareholders request clear, detailed, accessible information on how Kraft Heinz is comprehensively managing water-related risks associated with its agricultural supply chain and ensuring its practices will be resilient in the face of increased scarcity and extreme weather events.

CONCLUSION

We urge shareholders to vote "YES" for Proposal 5 requesting that our company issue a report at reasonable cost, omitting proprietary information, assessing water-related risk and exposure in supply chain operations.

Proponents commend company efforts toward water use and conservation in direct operations including its 2020 water-risk assessment of its 79 global sites and its commitment to reduce water intensity by 2025 in high-risk watershed areas. Making the adjustments after failing to meet those targets in 2020 and to get back on a steadfast path is a great accomplishment.

However, we are concerned about the lack of management and disclosure related to water risks within the company’s extensive agricultural supply chain. The requested report would help to assure investors that the company is carefully assessing and working to address these risks. Accordingly, investors are encouraged to vote “FOR” this important request for enhanced assessment and disclosure.

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